UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Autodesk, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

052769106
(CUSIP Number)

Michael D. Adamski Sachem Head Capital Management LP 399 Park Avenue, 32nd Floor New York, New York 10022 212-714-3300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 052769106	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,890,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,890,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,890,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 052769106	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,890,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,890,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,890,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 052769106	SCHEDULE 13D	Page 4 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,175,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,175,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,175,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 052769106	SCHEDULE 13D	Page 5 of 9

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,890,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,890,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,890,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 052769106	SCHEDULE 13D	Page 6 of 9

This statement constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D relating to the common stock, par value $0.01 per share (the "Common Stock"), of Autodesk, Inc. (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on November 4, 2015 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to the Initial Schedule 13D filed with the Securities Exchange Commission on November 16, 2015 ("Amendment No. 1"), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.
Item 1.	Security and Issuer
No material change.
Item 2.	Identity and Background
No material change.
Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Initial Schedule 13D is hereby restated in its entirety to read as follows:
The responses to Items 4, 5 and 6 of the Original Schedule 13D are incorporated herein by reference.
The net investment costs (including commissions, if any) of the Common Stock, including the exercise of the call options on Common Stock, referenced in Items 5 and 6 directly owned by the Sachem Head Funds is approximately $673,791,581.  The source of funding for such transactions was derived from the respective capital of the Sachem Head Funds.
Item 4.	Purpose of Transaction
No material change.
Item 5.	Interest in Securities of the Issuer
Items 5(a) and 5(b) of the Initial Schedule 13D are hereby restated in their entirety to read as follows:
(a), (b) Sachem Head, SH Management and Scott D. Ferguson may be deemed to beneficially own 12,890,000 shares of Common Stock (the "Subject Shares"). The Subject Shares represent approximately 5.7% of the outstanding shares of Common Stock based on 226,199,054 shares of Common Stock outstanding as of August 26, 2015 as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 31, 2015.

Sachem Head, as the investment adviser to the Sachem Head Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Sachem Head, SH Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of SH and SHM, Sachem Head GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) 7,175,000 of the Subject Shares, or 3.2% of the outstanding shares of Common Stock. By virtue of Scott D. Ferguson's position as the managing partner of Sachem Head and the managing member of SH Management and Sachem Head GP, Scott D. Ferguson may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, Scott D. Ferguson may be deemed to be the beneficial owner of the Subject Shares.

CUSIP No. 052769106	SCHEDULE 13D	Page 7 of 9

As a result of entering into the E/S Agreement (as defined in Amendment No. 1) the Reporting Persons and the Eminence Persons (as defined in Amendment No. 1) formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934. The securities reported in this Amendment No. 2 do not include securities beneficially owned by the Eminence Persons. The Eminence Persons (as defined in Amendment No. 1) have filed a separate Schedule 13D reporting beneficial ownership of 13,082,588 shares of Common Stock. The Reporting Persons assume no responsibility for the information contained in such Schedule 13D. The Eminence Persons and the Reporting Persons may be deemed to beneficially own in the aggregate 25,972,588 shares of Common Stock, which represents approximately 11.5% of the outstanding shares of Common Stock.

Item 5(c) of the Initial Schedule 13D is hereby amended to add the following:

On December 1, 2015, the Reporting Persons acquired 9,190,000 shares of Common Stock upon exercise of all of the call options listed in the table attached as Exhibit 99.2 to the Initial Schedule 13D.  The exercise of the call options reduced the number of put options by the number of call options so exercised.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
      Item 6 of the Initial Schedule 13D is hereby amended to add the following:
On December 1, 2015, the Reporting Persons exercised all call options described in the Initial Schedule 13D and thereby acquired 12,890,000 shares of Common Stock in the aggregate.  On December 1, 2015, upon exercise of all such call options, all put options described in the Initial Schedule 13D terminated in accordance with their terms.
Item 7.	Material to be Filed as Exhibits
No material change.

CUSIP No. 052769106	SCHEDULE 13D	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: December 1, 2015
SACHEM HEAD CAPITAL MANAGEMENT LP By: Uncas GP, LLC, its General Partner

By	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

UNCAS GP LLC

By	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

SACHEM HEAD GP LLC

By	/s/ Scott D. Ferguson
Scott D. Ferguson
Managing Member

/s/ Scott D. Ferguson
Scott D. Ferguson

CUSIP No. 052769106	SCHEDULE 13D	Page 9 of 9

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits
Exhibit 99.1*	Joint Filing Agreement, among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Scott D. Ferguson.
Exhibit 99.2*	Trading data.
Exhibit 99.3*	Agreement, dated as of November 13, 2015, by and between Eminence Capital, LP and Sachem Head Capital Management LP.

*Previously filed.